FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

  Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2006
Commission File Number 001-31880

Yamana Gold Inc. (Translation of registrant's name into English)
150 York Street Suite 1902 Toronto, Ontario M5H 3S5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	....[ ].....	Form 40-F	....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	....[ ]....	No	....[X]....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YAMANA GOLD INC.

Date: February 22, 2006	/s/ Charles Main
Name: Charles Main
Title: CFO

 NEWS RELEASE

Combination of Yamana and Desert Sun Creates Leading Intermediate Gold Producer.

Toronto, Ontario, February 22, 2006 - Yamana Gold Inc. (Yamana) (TSX:YRI; AMEX:AUY; LSE (AIM):YAU) and Desert Sun Mining Inc. (DSM) (TSX: DSM;AMEX:DEZ) today announced a transaction which provides that Yamana will acquire all of the outstanding common shares of DSM in exchange for Yamana common shares. DSM shareholders will receive 0.6 of a Yamana common share for each DSM common share held. Based on the 5-Day weighted average of Yamana’s share price, the transaction price is C$5.47 per DSM common share, representing a premium of 21.1% over the 5-Day weighted average price of DSM’s common shares. DSM owns the long-life Jacobina gold mine in Bahia, Brazil near Yamana’s Fazenda Brasileiro mine and its C1 Santa Luz pre-feasibility project.

The transaction results in Yamana becoming a leading intermediate gold producer with the following profile:

•
Estimated annualized gold production of 450,000 ounces in 2006 increasing to 700,000 ounces in 2007 and to more than 800,000 ounces in 2008 from operating mines and mines under construction (includes expansion plan for Jacobina Mine proposed by Desert Sun and excludes near development stage projects held by Yamana)

•	Total resource base of approximately 11.6 million ounces of measured and indicated resources plus inferred resources of approximately 6.1 million ounces

•	Proven and probable reserves of approximately 7.6 million gold ounces (included in above measured and indicated resource total above)

•	Proven and probable copper reserves of approximately 2.3 billion pounds

•	Cash costs projected at US$270 per ounce of gold in 2006, with US$125 and US$115 per ounce of gold projected for 2007 and 2008, respectively

•	One of the largest Brazilian exploration land holdings with a significant presence in three major gold belts

The transaction provides the following anticipated benefits to Yamana and DSM shareholders:

•	Creates an intermediate gold producer with one of the largest production growth profiles
•	Increases operational strength and management depth
•	Facilitates operational and administrative synergies
•	Results in a company with further growth potential from existing development-stage assets and better positioned to take advantage of additional acquisitions
•	Broadens shareholder base and increases share liquidity

The transaction is accretive to Yamana in terms of net asset value and longer-term earnings and cash flow per share. DSM shareholders will benefit from an attractive premium and the opportunity to participate in the future growth of the combined company.

Increased Profile

Peter Marrone, President and Chief Executive Officer of Yamana said, “In our strategic vision which we articulated in late 2005, our goal was to produce 750,000 ounces of gold by 2008. With this acquisition, we will exceed that goal. As a result of this increased production profile and with the advancement of our development-stage or near development-stage assets, we are now targeting production of 1.0 million ounces by 2008. The purchase of Desert Sun adds a large-scale, long-life operation to Yamana’s existing operations. The Jacobina Mine is near our existing operations in the State of Bahia in Brazil. The resulting synergies created by combining the Jacobina Mine with our existing operations in Bahia are tremendous. Further, the addition of the 150-km long Bahia Gold Belt’s exploration potential will contribute to further growth. With the new production profile, Yamana will be one of the largest intermediate producers with projected future cash costs among the lowest in the industry. Our combined market capitalization is well below that of our peers and so we see significant upside value in the shares of the combined company.”

Bruce Humphrey, President and Chief Executive Officer of Desert Sun said, “From the perspective of a Desert Sun shareholder, the transaction provides an attractive premium while still maintaining significant upside exposure. Further, it provides diversification from being a one-mine company and it combines the strength of two respected operating teams. We are confident that Yamana’s shares represent good value and that we will participate in the upside through share ownership in the combined company.”

Summary of the Transaction

The acquisition of DSM will be completed by way of a court approved Plan of Arrangement whereby each DSM common share will be exchanged for 0.6 of a Yamana common share. All DSM options and warrants will become exercisable for common shares of Yamana based on the exchange ratio. As a result of the proposed transaction, the combined company will be held approximately 76% by existing Yamana shareholders and 24% by existing DSM shareholders. The total number of Yamana common shares outstanding would be approximately 262.1 million, on a pro forma basis after giving effect to Yamana’s previously announced acquisition of RNC Gold Inc. The transaction values DSM at approximately US$500 million on a non-diluted basis.

The acquisition has the unanimous approval of the Boards of Directors of Yamana and DSM. The Board of Directors of DSM, having received the unanimous recommendation of a special committee of directors, is recommending that holders of DSM common shares vote in favour of the transaction. GMP Securities L.P. provided an opinion to the special committee of the board of directors of DSM that the business combination is fair, from a financial point of view, to the holders of common shares of DSM.

Yamana has agreed with DSM that Bruce Humphrey (DSM President and CEO) and Stan Bharti (DSM Chairman) will join its board of directors. It is expected that Yamana’s management team will be supplemented with the addition of certain officers from DSM to whom Yamana intends to extend offers of employment.

Commenting on management, Peter Marrone said, “We have a very capable management team and we welcome new additions to that team. The operational depth of the company will increase and better position us for further growth.”

The transaction is subject to all requisite regulatory and court approvals, third party consents and other conditions customary in transactions of this nature. The combination must be approved by at least two-thirds of the votes cast by shareholders of DSM at a meeting of holders of common shares of DSM. The shareholder meeting is expected to be held on March 31, 2006, with the transaction anticipated to close shortly thereafter.

If the combination does not occur under certain circumstances, DSM has agreed to pay Yamana a break-fee of C$21.5 million.

Yamana’s financial advisor is National Bank Financial Inc. DSM’s financial advisor is Sprott Securities Inc. and its special committee of directors is being advised by GMP Securities L.P.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil. With the acquisition of RNC Gold, Yamana also owns two producing mines in Central America. Yamana expects to produce gold at intermediate company production levels in 2006 in addition to significant copper production by 2007. Company management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

About Desert Sun Mining

Desert Sun Mining is a Canadian gold mining company listed on the Toronto Stock Exchange and the American Stock Exchange with 100% ownership of the Jacobina Mine and the 155 km long Bahia Gold Belt in the state of Bahia, in northeastern Brazil.

Conference Call

A conference call is scheduled for Wednesday, February 22, 2006 at 10:00 a.m. Eastern time.

Call-in numbers:	Local and international:	416-644-3433
	North American toll-free:	800-814-4859

A replay of this conference call will be available from Wednesday, February 22, 2006 (1:00 p.m.) until Wednesday, March 1, 2006. (11:59 p.m.)

Replay numbers:	Local and international:	416-640-1917 Passcode: 21168019#
	North American toll-free:	877-289-8525 Passcode: 21168019#

A presentation providing further information on these transactions and on the business combination will also be available on Yamana’s and DSM’s web sites at www.yamana.com and www.desertsunmining.com, respectively.

Cautionary Statements

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of each of Yamana and DSM. Forward-looking statements include, but are not limited to, statements with respect to estimated production, synergies and financial impact of the proposed transaction; the benefits of the proposed transaction and the development potential of Yamana’s and DSM’s properties; the future price of gold and copper; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Yamana and DSM to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tones mined, crushed or milled; variations in relative amounts of refractory, non-refractory and transition ores; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; the businesses of Yamana and DSM not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the anticipated benefits from the Yamana/DSM transaction or not realizing on such anticipated benefits within the expected time frame; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management’s Discussion and Analysis and current Annual Information Form of each of Yamana and DSM filed with the securities regulatory authorities in Canada and available at www.sedar.com, and Yamana’s Annual Report on Form 40-F and DSM’s Annual Report on Form 20-F, each filed with the United States Securities and Exchange Commission. Although management of each of Yamana and DSM has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Neither Yamana nor DSM undertakes to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. Readers should refer to the respective Annual Information Forms of Yamana, DSM and RNC Gold Inc, each for the year ended December 31, 2004, and other continuous disclosure documents filed by each of Yamana, DSM and RNC Gold Inc. since January 1, 2005 available at www.sedar.com, for further information relating to the mineral resources and mineral reserves of Yamana, DSM and RNC Gold Inc.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

A table summarizing the reserves and resources for each of DSM and Yamana’ projects is provided as follows:

For further information please contact:

Yamana Gold Inc. Peter Marrone President and Chief Executive Officer +1 416 815-0220	Desert Sun Mining Bruce Humphrey President and Chief Executive Officer +1 416 861-5901